e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2006 OCT -5 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY DHL

3 October 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06017352

SUPPL

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

dw 10/5

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 3 October 2006

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from June 2006 to August 2006	July 2006 – September 2006	SEHK (pursuant to Listing Rules)
2.	Notification to SEHK regarding the Board of Directors' Meeting to Approve the 2006 Interim Results	4 September 2006	SEHK (pursuant to Listing Rules)
3.	Announcement – Interim Results for the six months ended 30 June 2006	15 September 2006	SEHK (pursuant to Listing Rules)
4.	Form 3A – Director's/Chief Executive's Notice re Mr. William Bruce Hicks's interests in shares of Listed Corporation	20 September 2006 21 September 2006 25 September 2006	SFO
5.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of Listed Corporation	25 September 2006	SFO
6.	Interim Report	Despatched on 26 September 2006	
7.	Letter to SEHK re Announcement on Change of Principal Place of Business	29 September 2006	SEHK (pursuant to Listing Rules)
8.	Announcement – Change of Principal Place of Business	29 September 2006	SEHK (pursuant to Listing Rules)

	Document	Date	Entity
9.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of Listed Corporation	25 September 2006	SFO
10.	Form F2 – Change of Address of an Oversea Company	3 October 2006	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
11.	Schedule 7 – Notification of Place of Register of Interests in Shares and Short Positions of Substantial Shareholders	3 October 2006	SFO
12.	Schedule 8 – Notification of Place of Directors' and Chief Executives' Register of Interests and Short Positions	3 October 2006	SFO

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2006 OCT -5 A 11:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

7 July 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 June 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 June 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 July 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ________
4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ( )	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2006 OCT -5 A 11: 0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY HAND

7 August 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 July 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 July 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 August 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____________)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2006 OCT -5 A 11: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

8 September 2006

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 August 2006 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 August 2006

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 September 2006

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______________________

4. Warrants : please specify : ______________________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY FAX (No. 2248 6904) AND BY HAND

4 September 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung

Dear Sirs

e-Kong Group Limited (the "Company")
Board of Directors' Meeting to Approve the Interim Results for Six Months Ended 30 June 2006

We write to advise you that the captioned meeting of the Board of Directors of the Company will be held at 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong on Thursday, 14 September 2006.

Should you require any further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2006

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2006, together with comparative figures for the corresponding period in 2005. The results were unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000
Turnover	2	330,709	192,354
Cost of sales		(234,882)	(120,918)
Gross profit		95,827	71,436
Interest income		1,220	209
Other income		8	35
		97,055	71,680
Selling and distribution expenses		(26,620)	(19,077)
Business promotion and marketing expenses		(2,760)	(1,297)
Operating and administrative expenses		(39,411)	(37,723)
Depreciation and amortisation		(2,688)	(2,391)
Profit from operations		25,576	11,192
Finance costs		(1,379)	(18)
Profit before taxation		24,197	11,174
Taxation	3	(1,423)	—
Profit for the period		22,774	11,174
Attributable to:			
Equity holders of the Company		22,774	11,174
		HK cents	*HK cents*
Earnings per share	4		
Basic		4.8	2.4
Diluted		N/A	N/A
		HK$'000	*HK$'000*
EBITDA	5	28,264	13,583

Condensed Consolidated Balance Sheet

	Notes	As at 30 June 2006 (Unaudited) HK$'000	As at 31 December 2005 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		13,308	12,144
Deferred tax assets		10,612	10,881
		23,920	23,025
Current assets			
Trade and other receivables	6	124,633	67,140
Pledged deposits		2,024	2,476
Bank balances and cash		78,238	58,742
		204,895	128,358
Current liabilities			
Trade and other payables	7	68,310	59,502
Current portion of bank borrowings		8,244	—
Current portion of obligations under finance leases		194	191
Provision for taxation		1,138	—
		77,886	59,693
Net current assets		127,009	68,665
Total assets less current liabilities		150,929	91,690
Non-current liabilities			
Bank borrowings		36,584	—
Obligations under finance leases		519	618
NET ASSETS		113,826	91,072
Capital and reserves			
Issued capital		4,709	4,709
Reserves		109,117	86,363
TOTAL EQUITY		113,826	91,072

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2005 Annual Report.

2. **Turnover and segmental information**

The analysis of the Group's turnover and results by business and geographical segments during the period is as follows:

(a) by business segments:

	2006 Telecommunication services (Unaudited) HK$'000	2006 Other (Unaudited) HK$'000	2006 Consolidated (Unaudited) HK$'000	2005 Telecommunication services (Unaudited) HK$'000	2005 Other (Unaudited) HK$'000	2005 Consolidated (Unaudited) HK$'000
Turnover						
External sales	325,772	4,937	330,709	192,083	271	192,354
Results						
Profit from operations	28,863	20	28,883	19,587	26	19,613
Finance costs			(1,379)			(18)
Other operating income and expenses			(3,307)			(8,421)
Profit before taxation			24,197			11,174
Taxation			(1,423)			—
Profit for the period			22,774			11,174

(b) by geographical segments:

	2006 North America (Unaudited) HK$'000	2006 Asia Pacific (Unaudited) HK$'000	2006 Consolidated (Unaudited) HK$'000	2005 North America (Unaudited) HK$'000	2005 Asia Pacific (Unaudited) HK$'000	2005 Consolidated (Unaudited) HK$'000
Turnover						
External sales	276,158	54,551	330,709	138,157	54,197	192,354
Results						
Profit from operations	15,477	13,406	28,883	9,963	9,650	19,613
Finance costs			(1,379)			(18)
Other operating income and expenses			(3,307)			(8,421)
Profit before taxation			24,197			11,174
Taxation			(1,423)			—
Profit for the period			22,774			11,174

3. **Taxation**

	Six months ended 30 June 2006 (Unaudited) HK$'000	2005 (Unaudited) HK$'000
The charge comprises:		
Profits tax		
Hong Kong	—	—
Overseas	1,138	—
	1,138	—
Deferred tax		
Reversal of temporary difference	285	—
	1,423	—

Overseas taxation represents profits tax provided by a subsidiary, calculated at the tax rate prevailing in the country in which the subsidiary operates.

4. **Earnings per share**

The calculation of basic earnings per share for the six months ended 30 June 2006 was based on the consolidated profit attributable to equity holders of the Company of HK$22,774,000 (30 June 2005: HK$11,174,000) and on the 470,894,200 (30 June 2005: 470,894,200) shares in issue during the period.

The diluted earnings per share for the six months ended 30 June 2006 and 2005 have not been presented as the exercise prices of the share options were higher than the average market price per share.

5. **EBITDA**

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

6. **Trade and other receivables**

	As at 30 June 2006 (Unaudited) HK$'000	As at 31 December 2005 (Audited) HK$'000
Trade receivables	59,785	54,364
Other receivables		
Deposits, prepayments and other debtors	14,148	12,776
Deposit under escrow	50,700	—
	124,633	67,140

Deposit under escrow represents the amount deposited with an escrow agent for the acquisition of assets in connection with the provision of long distance telecommunication services in the United States, as approved by shareholders of the Company in March 2006.

The credit period granted to customers mainly ranges from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 30 June 2006 (Unaudited) HK$'000	As at 31 December 2005 (Audited) HK$'000
Current	48,766	46,109
1 to 3 months	9,073	8,020
More than 3 months but less than 12 months	1,946	235
	59,785	54,364

7. **Trade and other payables**

	As at 30 June 2006 (Unaudited) HK$'000	As at 31 December 2005 (Audited) HK$'000
Trade payables	32,393	25,930
Other payables		
Accrued charges and other creditors	35,917	33,572
	68,310	59,502

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 30 June 2006 (Unaudited) HK$'000	As at 31 December 2005 (Audited) HK$'000
Current	30,937	16,756
1 to 3 months	1,289	9,011
More than 3 months but less than 12 months	167	163
	32,393	25,930

8. **Comparative figures**

Certain comparative figures have been reclassified to conform to the current period presentation.

INTERIM DIVIDEND

The Board did not recommend the payment of an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group continued the upward trend in its operating performance with robust growth in both turnover and profitability. Turnover of the Group reached HK$330.7 million, up 71.9% from the corresponding period last year. This increase was mainly driven by the considerably higher revenue contributions from ZONE telecommunication operations in the United States. Overall, the Group achieved a record net profit of HK$22.8 million, more than double the net profit for the corresponding period in 2005. The balance sheet of the Group remains healthy as the Group further expands its ZONE business.

Turnover from ZONE operations in the United States ("ZONE US") doubled to HK$276.2 million from HK$138.2 million for the corresponding period in 2005. Profit from operations for this period amounted to HK$15.5 million, representing an increase of 55.3% compared to HK$10.0 million for the previous corresponding period. Such increase was principally contributed from the newly-developed wholesale business of ZONE US. The organic growth of the ZONE US existing business further augmented the increase in its business performance. The acquisition of assets in connection with the provision of long distance telecommunication services in the United States ("WRLD Alliance Transaction"), as approved by shareholders of the Company in March 2006, was completed and integration of those assets with ZONE US existing operations is underway smoothly. The businesses relating to IP service offerings continue to advance, particularly in the IP-transport sector.

Turnover from ZONE Hong Kong and ZONE Singapore (collectively, "ZONE Asia") for this period totalled HK$49.6 million compared to HK$53.9 million for the corresponding period in 2005. Profit from ZONE Asia's operations for this period amounted to HK$13.4 million representing an increase of 39.1% compared to HK$9.6 million for the previous corresponding period. A higher operating profit was recorded despite the slight decrease in turnover mainly due to further improvements in gross margins and continuing efforts to enhance operating efficiencies.

ZONE Asia maintained its efforts to expand beyond its current geographical locations firstly by using ZONE's Voice-over Internet Protocol ("VoIP") technology platform to extend its services outside its current locations and secondly by setting up a presence in China through its technology partner in Shenzhen. ZONE Asia has already made available for public-testing its multi-functional peer-to-peer (P2P) "softphone" under the brandname "ZoiPPE" (*www.zoippe.com*) which empowers its users to communicate with other ZoiPPE users and other people around the world by way of instant messaging, voice calls and SMS. In China, ZONE Asia has started to provide business process and management expertise to assist its partner to expand its current operations.

In March 2006, ZONE Hong Kong was awarded a Services-Based Operator (SBO) Licence from the Office of the Telecommunications Authority ("OFTA") of Hong Kong, and it has already obtained an agreement-in-principle from a fixed network operator that it will host and interconnect the local Hong Kong telephone numbers allocated to ZONE Hong Kong. To date, however, ZONE has not been able to provide VoIP services equipped with local Hong Kong telephone numbers allocated by OFTA since some fixed network and mobile operators have not yet agreed to open up access to such blocks of telephone numbers. ZONE will continue to work with its hosting network provider and the regulator to resolve this issue.

In Singapore, ZONE's focus on providing quality, service, competitive pricing and value has paid off, resulting in steady revenue growth and further improvement in its operating results during the period under review. This strategy has contributed to ZONE's large base of loyal corporate customers ranging from multi-national corporations, local publicly-listed companies to government-linked institutions. With its strong branding and established customer base, ZONE plans to introduce new voice and data service offerings that will compliment its current services as well as generate higher per customer revenue.

Looking ahead to the next period, the Group will remain focused on expanding its ZONE telecommunications business. Key strategies to meet this objective will include (i) maintaining sustainable organic growth and pursuing acquisition targets that can help strengthen its market position in the United States and Asia, (ii) rolling-out its VoIP service offerings to the market, particularly in the Asian region and (iii) expanding its presence in China through working with its current partners as well as seeking new business opportunities.

FINANCIAL REVIEW

Results

During the period under review, the Group's turnover recorded significant growth and reached HK$330.7 million, representing an increase of 71.9% when compared to HK$192.4 million for the corresponding period in 2005.

The gross profit for this period increased by 34.1% to HK$95.8 million, compared to HK$71.4 million for the corresponding period in the previous year.

The Group's EBITDA for the period under review reached HK$28.3 million, representing a growth of 108.1% from HK$13.6 million for the same period last year.

The operating profit for the period amounted to HK$25.6 million, representing an increase of 128.5% when compared to HK$11.2 million for the first six months of 2005.

Consolidated net profit attributable to equity holders of the Company increased by 103.8% to HK$22.8 million when compared to HK$11.2 million for the previous corresponding period.

Interim dividend

The Board did not recommend the payment of an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

Assets

As at 30 June 2006, the net assets of the Group amounted to HK$113.8 million (31 December 2005: HK$91.1 million).

Liquidity and financing

Cash and bank balances (excluding pledged deposits) were HK$78.2 million as at 30 June 2006 (31 December 2005: HK$58.7 million). The Group had pledged deposits amounting to HK$2.0 million as at 30 June 2006 (31 December 2005: HK$2.5 million) to banks for guarantees made by the banks to certain telecommunication carriers for payments due by the Group.

As at 30 June 2006, the Group's bank borrowings amounted to HK$44.8 million (31 December 2005: Nil) which was represented by the bank loan advanced to a subsidiary of the Company for the purpose of the WRLD Alliance Transaction. The Group's bank borrowings were made in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2006, the Group's liabilities under equipment lease financing amounted to HK$0.7 million (31 December 2005: HK$0.8 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 40.0% (31 December 2005: 0.9%). Such increase was principally caused by the bank borrowings referred to above.

Foreign exchange exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As the cash contribution from the Singapore operations continues to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, will take any necessary action to reduce such exchange risks.

Contingent liabilities and commitments

As at 30 June 2006, there were no material contingent liabilities and commitments.

EMPLOYEE REMUNERATION POLICIES

As at 30 June 2006, the Group had 144 employees (31 December 2005: 136 employees) in Hong Kong and overseas. The Group's total staff costs for the six months ended 30 June 2006 amounted to HK$23.6 million (30 June 2005: HK$23.6 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. No director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the six months ended 30 June 2006, acting in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

AUDIT COMMITTEE

The Audit Committee has reviewed, with management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

APPRECIATION

The Board would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 14 September 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Richard John Siemens; Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

RECEIVED
2006 OCT -5 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS (Surname)	WILLIAM BRUCE (Other names)	許博志
6. HKID/Passport No. K323574(2)	**Country of issue of Passport**	**9. Chinese Character Code** 607905901807
7. Address of Director HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		**10. Daytime tel. No.** 25728288
		11. e-mail address

12. Date of relevant event

20	9	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

22	9	2006
(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.720	0.720		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,212,342	15.12
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,312,342	15.14
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	9	2006
(day)	(month)	(year)

25. Number of continuation sheets: 0

26. Number of attachments: 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport HICKS (Surname)	WILLIAM BRUCE (Other names)	**8. Name of Director (Chinese)** 許博志
6. HKID/Passport No. K323574(2)	**Country of issue of Passport**	**9. Chinese Character Code** 607905901807
7. Address of Director HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		**10. Daytime tel. No.** 25728288
		11. e-mail address

12. Date of relevant event

21	9	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.690	0.690		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,312,342	15.14
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	71,412,342	15.17
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	9	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
E-KONG GROUP LIMITED

2. Stock code 524

3. Class of shares ORDINARY

4. Number of issued shares in class
470,894,200

5. Name of Director (English) as printed on HKID/Passport
HICKS (Surname) WILLIAM BRUCE (Other names)

6. HKID/Passport No.
K323574(2)

Country of issue of Passport

7. Address of Director
HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG

8. Name of Director (Chinese)
許博志

9. Chinese Character Code
607905901807

10. Daytime tel. No.
25728288

11. e-mail address

12. Date of relevant event

25	9	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	500,000	HKD	0.740	0.713		- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	71,412,342	15.17
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	71,912,342	15.27
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	9	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

25	9	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	500,000	HKD	0.750	0.736		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,000,200	22.30
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,500,200	22.40
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,500,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

25	9	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

e-KONG Group Limited

Interim Report 2006

Stock Code: 524

Looking ahead

e-K港NG

Corporate Information

Board of Directors

Executive Directors
Richard John Siemens *(Chairman)*
Kuldeep Saran *(Deputy Chairman)*
Lim Shyang Guey

Non-executive Director
William Bruce Hicks

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditors
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Legal Advisers
Deacons
Angela Wang & Co.
Lily Fenn & Partners
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Office
3705 Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes
Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website Address
www.e-kong.com

Share Registrar
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrar
Secretaries Limited
Level 25
Three Pacific Place
1 Queen's Road East
Hong Kong

ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

Table of Contents

Condensed Consolidated Income Statement

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to present the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2006, together with comparative figures for the corresponding period in 2005. The results were unaudited but have been reviewed by the Company's Audit Committee and the Company's auditors.

		Six months ended 30 June	
		2006	2005
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*2*	**330,709**	192,354
Cost of sales		**(234,882)**	(120,918)
Gross profit		**95,827**	71,436
Interest income		**1,220**	209
Other income		**8**	35
		97,055	71,680
Selling and distribution expenses		**(26,620)**	(19,077)
Business promotion and marketing expenses		**(2,760)**	(1,297)
Operating and administrative expenses		**(39,411)**	(37,723)
Depreciation and amortisation		**(2,688)**	(2,391)
Profit from operations		**25,576**	11,192
Finance costs		**(1,379)**	(18)
Profit before taxation		**24,197**	11,174
Taxation	*3*	**(1,423)**	—
Profit for the period		**22,774**	11,174
Attributable to:			
Equity holders of the Company		**22,774**	11,174
		HK cents	*HK cents*
Earnings per share	*4*		
Basic		**4.8**	2.4
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	*5*	**28,264**	13,583

Condensed Consolidated Balance Sheet

	Notes	As at 30 June 2006 (Unaudited) HK$'000	As at 31 December 2005 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	6	**13,308**	12,144
Deferred tax assets		**10,612**	10,881
		23,920	23,025
Current assets			
Trade and other receivables	7	**124,633**	67,140
Pledged deposits		**2,024**	2,476
Bank balances and cash		**78,238**	58,742
		204,895	128,358
Current liabilities			
Trade and other payables	8	**68,310**	59,502
Current portion of bank borrowings		**8,244**	—
Current portion of obligations under finance leases		**194**	191
Provision for taxation		**1,138**	—
		77,886	59,693
Net current assets		**127,009**	68,665
Total assets less current liabilities		**150,929**	91,690
Non-current liabilities			
Bank borrowings		**36,584**	—
Obligations under finance leases		**519**	618
NET ASSETS		**113,826**	91,072
Capital and reserves			
Issued capital		**4,709**	4,709
Reserves		**109,117**	86,363
TOTAL EQUITY		**113,826**	91,072

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2005

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2005	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
Exchange difference on translation of foreign subsidiaries	—	—	445	—	—	—	445
Profit for the period	—	—	—	—	—	11,174	11,174
As at 30 June 2005	4,709	23,461	(939)	6	607,462	(579,457)	55,242

For the six months ended 30 June 2006

	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated losses (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2006	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072
Exchange difference on translation of foreign subsidiaries	—	—	(20)	—	—	—	(20)
Profit for the period	—	—	—	—	—	22,774	22,774
As at 30 June 2006	**4,709**	**23,461**	**(1,031)**	**6**	**607,462**	**(520,781)**	**113,826**

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2006	2005
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash (used in) / generated from operating activities	**(21,917)**	824
Net cash used in investing activities	**(3,771)**	(2,335)
Net cash generated from / (used in) financing activities	**44,732**	(91)
Net increase / (decrease) in cash and cash equivalents	**19,044**	(1,602)
Cash and cash equivalents as at 1 January	**61,218**	47,194
Cash and cash equivalents as at 30 June	**80,262**	45,592
Analysis of the balances of cash and cash equivalents		
Pledged deposits	**2,024**	2,433
Bank balances and cash	**78,238**	43,159
	80,262	45,592

Notes to the Condensed Financial Statements

For the six months ended 30 June 2006

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2005 Annual Report.

2. TURNOVER AND SEGMENTAL INFORMATION

The analysis of the Group's turnover and results by business and geographical segments during the period is as follows:

(a) by business segments:

	Six months ended 30 June					
	2006			2005		
	Telecommunication services (Unaudited) *HK$'000*	**Other (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*	Telecommunication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**325,772**	**4,937**	**330,709**	192,083	271	192,354
Results						
Profit from operations	**28,863**	**20**	**28,883**	19,587	26	19,613
Finance costs			**(1,379)**			(18)
Other operating income and expenses			**(3,307)**			(8,421)
Profit before taxation			**24,197**			11,174
Taxation			**(1,423)**			—
Profit for the period			**22,774**			11,174

2. TURNOVER AND SEGMENTAL INFORMATION *(continued)*

(b) by geographical segments:

	Six months ended 30 June					
	2006			2005		
	North America (Unaudited) *HK$'000*	**Asia Pacific (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**276,158**	**54,551**	**330,709**	138,157	54,197	192,354
Results						
Profit from operations	**15,477**	**13,406**	**28,883**	9,963	9,650	19,613
Finance costs			**(1,379)**			(18)
Other operating income and expenses			**(3,307)**			(8,421)
Profit before taxation			**24,197**			11,174
Taxation			**(1,423)**			—
Profit for the period			**22,774**			11,174

3. TAXATION

	Six months ended 30 June	
	2006 (Unaudited) *HK$'000*	2005 (Unaudited) *HK$'000*
The charge comprises:		
Profits tax		
Hong Kong	**—**	—
Overseas	**1,138**	—
	1,138	—
Deferred tax		
Reversal of temporary difference	**285**	—
	1,423	—

Overseas taxation represents profits tax provided by a subsidiary, calculated at the tax rate prevailing in the country in which the subsidiary operates.

4. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2006 was based on the consolidated profit attributable to equity holders of the Company of HK$22,774,000 (30 June 2005: HK$11,174,000) and on the 470,894,200 (30 June 2005: 470,894,200) shares in issue during the period.

The diluted earnings per share for the six months ended 30 June 2006 and 2005 have not been presented as the exercise prices of the share options were higher than the average market price per share.

5. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

6. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of HK$3,772,000 (31 December 2005: HK$9,045,000) and disposals were HK$8,000 (31 December 2005: HK$169,744,000).

7. TRADE AND OTHER RECEIVABLES

	As at 30 June 2006 (Unaudited) ***HK$'000***	As at 31 December 2005 (Audited) *HK$'000*
Trade receivables	**59,785**	54,364
Other receivables		
Deposits, prepayments and other debtors	**14,148**	12,776
Deposit under escrow	**50,700**	—
	124,633	67,140

Deposit under escrow represents the amount deposited with an escrow agent for the acquisition of assets in connection with the provision of long distance telecommunication services in the United States, as approved by shareholders of the Company in March 2006.

The credit period granted to customers mainly ranges from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 30 June 2006 (Unaudited) ***HK$'000***	As at 31 December 2005 (Audited) *HK$'000*
Current	**48,766**	46,109
1 to 3 months	**9,073**	8,020
More than 3 months but less than 12 months	**1,946**	235
	59,785	54,364

8. TRADE AND OTHER PAYABLES

	As at 30 June 2006 (Unaudited) *HK$'000*	As at 31 December 2005 (Audited) *HK$'000*
Trade payables	**32,393**	25,930
Other payables		
Accrued charges and other creditors	**35,917**	33,572
	68,310	59,502

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 30 June 2006 (Unaudited) *HK$'000*	As at 31 December 2005 (Audited) *HK$'000*
Current	**30,937**	16,756
1 to 3 months	**1,289**	9,011
More than 3 months but less than 12 months	**167**	163
	32,393	25,930

9. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period presentation.

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

To the Audit Committee of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have been instructed by the Audit Committee of the Company to review the interim financial report set out on pages 1 to 8.

Respective responsibilities of Directors, Audit Committee and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the relevant provisions thereof.

The interim financial report is the responsibility of, and has been approved by, the directors.

The Listing Rules require the Audit Committee to review the interim financial report.

It is our responsibility to report our conclusion, based on our review, on the interim financial report to the Audit Committee for the purpose of assisting the Audit Committee to discharge its responsibility under the Listing Rules in relation to the interim financial report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the HKICPA. A review consists principally of making enquiries of the Company's management and applying analytical procedures to the interim financial report based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 14 September 2006

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars

MAZARS

During the period under review, the Group continued the upward trend in its operating performance with robust growth in both turnover and profitability. Turnover of the Group reached HK$330.7 million, up 71.9% from the corresponding period last year. This increase was mainly driven by the considerably higher revenue contributions from ZONE telecommunication operations in the United States. Overall, the Group achieved a record net profit of HK$22.8 million, more than double the net profit for the corresponding period in 2005. The balance sheet of the Group remains healthy as the Group further expands its ZONE business.

Turnover of ZONE US
For the six months ended 30 June
(HK$ millions)



300.0
200.0
100.0
0
135.2
138.2
276.2
2004
2005
2006

Turnover from ZONE operations in the United States ("ZONE US") doubled to HK$276.2 million from HK$138.2 million for the corresponding period in 2005. Profit from operations for this period amounted to HK$15.5 million, representing an increase of 55.3% compared to HK$10.0 million for the previous corresponding period. Such increase was principally contributed from the newly-developed wholesale business of ZONE US. The organic growth of the ZONE US existing business further augmented the increase in its business performance. The acquisition of assets in connection with the provision of long distance telecommunication services in the United States ("WRLD Alliance Transaction"), as approved by shareholders of the Company in March 2006, was completed and integration of those assets with ZONE US existing operations is underway smoothly. The businesses relating to IP service offerings continue to advance, particularly in the IP-transport sector.

Turnover of ZONE Asia*
For the six months ended 30 June
(HK$ millions)



75.0
50.0
25.0
0
66.0
53.9
49.6
2004
2005
2006

** ZONE Hong Kong and ZONE Singapore*

Turnover from ZONE Hong Kong and ZONE Singapore (collectively, "ZONE Asia") for this period totalled HK$49.6 million compared to HK$53.9 million for the corresponding period in 2005. Profit from ZONE Asia's operations for this period amounted to HK$13.4 million representing an increase of 39.1% compared to HK$9.6 million for the previous corresponding period. A higher operating profit was recorded despite the slight decrease in turnover mainly due to further improvements in gross margins and continuing efforts to enhance operating efficiencies.

ZONE Asia maintained its efforts to expand beyond its current geographical locations firstly by using ZONE's Voice-over Internet Protocol ("VoIP") technology platform to extend its services outside its current locations and secondly by setting up a presence in China through its technology partner in Shenzhen. ZONE Asia has already made available for public-testing its multi-functional peer-to-peer (P2P) "softphone" under the brandname "ZoiPPE" (*www.zoippe.com*) which empowers its users to communicate with other ZoiPPE users and other people around the world by way of instant messaging, voice calls and SMS. In China, ZONE Asia has started to provide business process and management expertise to assist its partner to expand its current operations.

In March 2006, ZONE Hong Kong was awarded a Services-Based Operator (SBO) Licence from the Office of the Telecommunications Authority ("OFTA") of Hong Kong, and it has already obtained an agreement-in-principle from a fixed network operator that it will host and interconnect the local Hong Kong telephone numbers allocated to ZONE Hong Kong. To date, however, ZONE has not been able to provide VoIP services equipped with local Hong Kong telephone numbers allocated by OFTA since some fixed network and mobile operators have not yet agreed to open up access to such blocks of telephone numbers. ZONE will continue to work with its hosting network provider and the regulator to resolve this issue.

In Singapore, ZONE's focus on providing quality, service, competitive pricing and value has paid off, resulting in steady revenue growth and further improvement in its operating results during the period under review. This strategy has contributed to ZONE's large base of loyal corporate customers ranging from multi-national corporations, local publicly-listed companies to government-linked institutions. With its strong branding and established customer base, ZONE plans to introduce new voice and data service offerings that will compliment its current services as well as generate higher per customer revenue.

Looking ahead to the next period, the Group will remain focused on expanding its ZONE telecommunications business. Key strategies to meet this objective will include (i) maintaining sustainable organic growth and pursuing acquisition targets that can help strengthen its market position in the United States and Asia, (ii) rolling-out its VoIP service offerings to the market, particularly in the Asian region and (iii) expanding its presence in China through working with its current partners as well as seeking new business opportunities.

Results

During the period under review, the Group's turnover recorded significant growth and reached HK$330.7 million, representing an increase of 71.9% when compared to HK$192.4 million for the corresponding period in 2005.

The gross profit for this period increased by 34.1% to HK$95.8 million, compared to HK$71.4 million for the corresponding period in the previous year.

The Group's EBITDA for the period under review reached HK$28.3 million, representing a growth of 108.1% from HK$13.6 million for the same period last year.

The operating profit for the period amounted to HK$25.6 million, representing an increase of 128.5% when compared to HK$11.2 million for the first six months of 2005.

Consolidated net profit attributable to equity holders of the Company increased by 103.8% to HK$22.8 million when compared to HK$11.2 million for the previous corresponding period.

Interim dividend

The Board did not recommend the payment of an interim dividend for the six months ended 30 June 2006 (30 June 2005: Nil).

Assets

As at 30 June 2006, the net assets of the Group amounted to HK$113.8 million (31 December 2005: HK$91.1 million).

Liquidity and financing

Cash and bank balances (excluding pledged deposits) were HK$78.2 million as at 30 June 2006 (31 December 2005: HK$58.7 million). The Group had pledged deposits amounting to HK$2.0 million as at 30 June 2006 (31 December 2005: HK$2.5 million) to banks for guarantees made by the banks to certain telecommunication carriers for payments due by the Group.

As at 30 June 2006, the Group's bank borrowings amounted to HK$44.8 million (31 December 2005: Nil) which was represented by the bank loan advanced to a subsidiary of the Company for the purpose of the WRLD Alliance Transaction. The Group's bank borrowings were made in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2006, the Group's liabilities under equipment lease financing amounted to HK$0.7 million (31 December 2005: HK$0.8 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, was 40.0% (31 December 2005: 0.9%). Such increase was principally caused by the bank borrowings referred to above.

Foreign exchange exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As the cash contribution from the Singapore operations continues to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, will take any necessary action to reduce such exchange risks.

Contingent liabilities and commitments

As at 30 June 2006, there were no material contingent liabilities and commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the Company's 2005 Annual Report.

Additional Information

Directors' interests in securities

As at 30 June 2006, the directors and the chief executive of the Company and their respective associates had the following interests and short positions (if any) in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to section 352 of the SFO to be recorded in the register maintained by the Company, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules:

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	105,000,200 *(Note 1)*	22.3%
Kuldeep Saran	Personal	341,200	0.1%
	Held by a controlled corporation	71,860,147 *(Note 2)*	15.3%
William Bruce Hicks	Personal	3,249,914	0.7%
	Held by a controlled corporation	67,962,428 *(Note 3)*	14.4%
Lim Shyang Guey	Personal	1,020,000	0.2%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 5,000,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.
2. 71,860,147 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.
3. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by directors as at 30 June 2006.

Save as disclosed above, as at 30 June 2006, none of the directors, the chief executive of the Company or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which are deemed or taken to have been under such provisions of the SFO), or which are required pursuant to section 352 of the SFO to be recorded in the register referred to therein, or which are required pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the period.

Substantial shareholders

As at 30 June 2006, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors or the chief executive of the Company, the following persons (other than the directors or the chief executive of the Company) had interests and short positions (if any) in the shares and underlying shares of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200*	21.2%
Future (Holdings) Limited	71,860,147*	15.3%
Great Wall Holdings Limited	67,962,428*	14.4%

* *The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. Kuldeep Saran (being held through Future (Holdings) Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 30 June 2006, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors and the chief executive of the Company, no other person (not being a director or the chief executive of the Company) had any interests or short positions in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, nor were there any persons, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company.

Share option schemes

The Company

Pursuant to an employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme"). Under the New Share Option Scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the New Share Option Scheme since adoption.

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, the chief executive or substantial shareholders of the Company, or suppliers of goods or services or other participants other than eligible employees under the Old Share Option Scheme.

There have not been any movements on the share options since 31 December 2005. Details of the share options granted and remaining outstanding as at 30 June 2006 were as follows:

			Number of share options				
Date of grant	Exercisable period	Exercise price *HK$*	As at 1 January 2005	Lapsed during the year	As at 31 December 2005	Lapsed during the period	As at 30 June 2006
25.10.1999	25.10.2000 - 24.10.2009	1.40	15,000	—	15,000	—	15,000
16.11.1999	16.11.2000 - 24.10.2009	1.60	7,500	—	7,500	—	7,500
23.12.1999	23.12.2000 - 24.10.2009	2.00	370,000	(335,000)	35,000	—	35,000
28.04.2000	28.04.2001 - 24.10.2009	3.30	147,500	(107,500)	40,000	—	40,000
09.08.2000	09.08.2001 - 24.10.2009	2.30	30,000	—	30,000	—	30,000
25.10.2000	25.10.2001 - 24.10.2009	1.20	20,000	—	20,000	—	20,000
Total			590,000	(442,500)	147,500	—	147,500

Corporate Governance

The Company is committed to maintaining high standards of corporate governance. No director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the six months ended 30 June 2006, acting in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

Model Code for securities transactions by directors

The Company has adopted the Model Code as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2006.

Audit committee

The Audit Committee has reviewed, with management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2006.

Purchase, sale or redemption of the Company's listed securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Employee remuneration policies

As at 30 June 2006, the Group had 144 employees (31 December 2005: 136 employees) in Hong Kong and overseas. The Group's total staff costs for the six months ended 30 June 2006 amounted to HK$23.6 million (30 June 2005: HK$23.6 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Appreciation

The Board would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

14 September 2006

e-KONG Group Limited

二零零六年 中期報告

股份代號: 524

展望

e-K港NG

公司資料

董事會

執行董事
衛斯文 *(主席)*
Kuldeep Saran *(副主席)*
林祥貴

非執行董事
許博志

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書

劉偉明

核數師

摩斯倫 • 馬賽會計師事務所
特許會計師
執業會計師

法律顧問

的近律師行
王培芬律師事務所
范家碧律師行
Conyers Dill & Pearman

主要往來銀行

香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
The Bancorp Bank

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要辦事處

香港
中環畢打街11號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址

www.e-kong.com

股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處

秘書商業服務有限公司
香港
皇后大道東1號
太古廣場三期
25樓

美國預託證券存管處

紐約銀行
101 Barclay Street
New York, NY 10286
USA

目錄

簡明綜合收益表

e-Kong Group Limited（「本公司」）之董事會（「董事會」）欣然提呈本公司及其附屬公司（統稱為「本集團」）截至二零零六年六月三十日止六個月之未經審核中期業績與二零零五年同期之比較數字。此業績未經審核，惟已由本公司之審核委員會及本公司之核數師檢閱。

	附註	截至六月三十日止六個月 二零零六年 (未經審核) 千港元	 二零零五年 (未經審核) 千港元
營業額	2	**330,709**	192,354
銷售成本		**(234,882)**	(120,918)
毛利		**95,827**	71,436
利息收入		**1,220**	209
其他收入		**8**	35
		97,055	71,680
銷售及分銷開支		**(26,620)**	(19,077)
業務宣傳及市場推廣開支		**(2,760)**	(1,297)
經營及行政開支		**(39,411)**	(37,723)
折舊及攤銷		**(2,688)**	(2,391)
經營溢利		**25,576**	11,192
融資成本		**(1,379)**	(18)
除税前溢利		**24,197**	11,174
税項	3	**(1,423)**	—
期內溢利		**22,774**	11,174
應佔：			
本公司股權持有人		**22,774**	11,174
		港仙	*港仙*
每股盈利	4		
基本		**4.8**	2.4
攤薄		**不適用**	不適用
		千港元	*千港元*
EBITDA	5	**28,264**	13,583

簡明綜合資產負債表

	附註	於二零零六年 六月三十日 (未經審核) 千港元	於二零零五年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、機器及設備	6	**13,308**	12,144
遞延稅項資產		**10,612**	10,881
		23,920	23,025
流動資產			
貿易及其他應收款項	7	**124,633**	67,140
已抵押存款		**2,024**	2,476
銀行結餘及現金		**78,238**	58,742
		204,895	128,358
流動負債			
貿易及其他應付款項	8	**68,310**	59,502
銀行借款之即期部份		**8,244**	—
財務租賃承擔之即期部份		**194**	191
稅項撥備		**1,138**	—
		77,886	59,693
流動資產淨值		**127,009**	68,665
總資產減流動負債		**150,929**	91,690
非流動負債			
銀行借款		**36,584**	—
財務租賃承擔		**519**	618
資產淨值		**113,826**	91,072
資本及儲備			
已發行股本		**4,709**	4,709
儲備		**109,117**	86,363
權益總額		**113,826**	91,072

截至二零零五年六月三十日止六個月

	股本 (未經審核) *千港元*	股份溢價 (未經審核) *千港元*	滙兑儲備 (未經審核) *千港元*	股本贖回儲備 (未經審核) *千港元*	實繳盈餘 (未經審核) *千港元*	累計虧損 (未經審核) *千港元*	權益總額 (未經審核) *千港元*
於二零零五年一月一日	4,709	23,461	(1,384)	6	607,462	(590,631)	43,623
換算海外附屬公司時之滙兑差額	—	—	445	—	—	—	445
期內溢利	—	—	—	—	—	11,174	11,174
於二零零五年六月三十日	4,709	23,461	(939)	6	607,462	(579,457)	55,242

截至二零零六年六月三十日止六個月

	股本 (未經審核) *千港元*	股份溢價 (未經審核) *千港元*	滙兑儲備 (未經審核) *千港元*	股本贖回儲備 (未經審核) *千港元*	實繳盈餘 (未經審核) *千港元*	累計虧損 (未經審核) *千港元*	權益總額 (未經審核) *千港元*
於二零零六年一月一日	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072
換算海外附屬公司時之滙兑差額	—	—	(20)	—	—	—	(20)
期內溢利	—	—	—	—	—	22,774	22,774
於二零零六年六月三十日	**4,709**	**23,461**	**(1,031)**	**6**	**607,462**	**(520,781)**	**113,826**

	截至六月三十日止六個月 二零零六年 (未經審核) 千港元	二零零五年 (未經審核) 千港元
經營業務(所用)／所得現金淨額	**(21,917)**	824
投資業務所用現金淨額	**(3,771)**	(2,335)
融資業務所得／(所用)現金淨額	**44,732**	(91)
現金及現金等值項目增加／(減少)淨額	**19,044**	(1,602)
於一月一日之現金及現金等值項目	**61,218**	47,194
於六月三十日之現金及現金等值項目	**80,262**	45,592
現金及現金等值項目之結餘分析		
已抵押存款	**2,024**	2,433
銀行結餘及現金	**78,238**	43,159
	80,262	45,592

1. 編製基準及會計政策

簡明綜合財務報表未經審核，乃根據香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露規定而編製。此等中期財務報表所採納之會計政策及編製基準與本公司二零零五年年報所採納者一致。

2. 營業額及分部資料

本集團於期內按業務及地區分部劃分之營業額及業績分析如下：

(a) 按業務分部劃分：

	截至六月三十日止六個月					
	二零零六年			二零零五年		
	電訊服務 (未經審核) 千港元	**其他 (未經審核) 千港元**	**綜合 (未經審核) 千港元**	電訊服務 (未經審核) 千港元	其他 (未經審核) 千港元	綜合 (未經審核) 千港元
營業額						
對外銷售	**325,772**	**4,937**	**330,709**	192,083	271	192,354
業績						
經營溢利	**28,863**	**20**	**28,883**	19,587	26	19,613
融資成本			**(1,379)**			(18)
其他經營收入及開支			**(3,307)**			(8,421)
除稅前溢利			**24,197**			11,174
稅項			**(1,423)**			—
期內溢利			**22,774**			11,174

2. 營業額及分部資料（續）

(b) 按地區分部劃分：

	截至六月三十日止六個月					
	二零零六年			二零零五年		
	北美洲 (未經審核) 千港元	**亞太區 (未經審核) 千港元**	**綜合 (未經審核) 千港元**	北美洲 (未經審核) 千港元	亞太區 (未經審核) 千港元	綜合 (未經審核) 千港元
營業額						
對外銷售	**276,158**	**54,551**	**330,709**	138,157	54,197	192,354
業績						
經營溢利	**15,477**	**13,406**	**28,883**	9,963	9,650	19,613
融資成本			**(1,379)**			(18)
其他經營收入及開支			**(3,307)**			(8,421)
除稅前溢利			**24,197**			11,174
稅項			**(1,423)**			—
期內溢利			**22,774**			11,174

3. 稅項

	截至六月三十日止六個月	
	二零零六年 (未經審核) 千港元	二零零五年 (未經審核) 千港元
扣除項目包括：		
利得稅		
香港	**—**	—
海外	**1,138**	—
	1,138	—
遞延稅項		
暫時性差異之撥回	**285**	—
	1,423	—

海外稅項乃指一附屬公司根據其經營所在國家適用之稅率計算之利得稅撥備。

4. 每股盈利

截至二零零六年六月三十日止六個月之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利22,774,000港元(二零零五年六月三十日：11,174,000港元)及期內已發行股份470,894,200股(二零零五年六月三十日：470,894,200股)計算。

由於購股權之行使價較每股平均市場價格為高，因此並無呈列截至二零零六年及二零零五年六月三十日止六個月之每股攤薄盈利。

5. EBITDA

EBITDA指未扣除利息開支、稅項、折舊及攤銷之盈利。

6. 購置及出售物業、機器及設備

期內，本集團購置及出售之物業、機器及設備為3,772,000港元(二零零五年十二月三十一日：9,045,000港元)及8,000港元(二零零五年十二月三十一日：169,744,000港元)。

7. 貿易及其他應收款項

	於二零零六年六月三十日(未經審核) ***千港元***	於二零零五年十二月三十一日(經審核) *千港元*
應收貿易款項	**59,785**	54,364
其他應收款項		
按金、預付款項及其他應收款項	**14,148**	12,776
託管按金	**50,700**	—
	124,633	67,140

託管按金乃指就有關於美國提供長途電訊服務之資產收購(於二零零六年三月獲本公司股東通過)而存放於託管代理人之款項。

授予客戶之信貸期主要介乎30日至90日。貿易及其他應收款項包括應收貿易款項(已扣除呆壞賬撥備)，有關賬齡分析如下：

	於二零零六年六月三十日(未經審核) ***千港元***	於二零零五年十二月三十一日(經審核) *千港元*
即期	**48,766**	46,109
1至3個月	**9,073**	8,020
超過3個月但少於12個月	**1,946**	235
	59,785	54,364

8. 貿易及其他應付款項

	於二零零六年六月三十日(未經審核)千港元	於二零零五年十二月三十一日(經審核)千港元
應付貿易款項	**32,393**	25,930
其他應付款項		
應計費用及其他應付款項	**35,917**	33,572
	68,310	59,502

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	於二零零六年六月三十日(未經審核)千港元	於二零零五年十二月三十一日(經審核)千港元
即期	**30,937**	16,756
1至3個月	**1,289**	9,011
超過3個月但少於12個月	**167**	163
	32,393	25,930

9. 比較數字

若干比較數字已重新分類，以符合本期間之呈報方式。

Moores Rowland Mazars
摩斯倫・馬賽會計師事務所

致**e-Kong Group Limited**之
(於百慕達註冊成立之有限公司)
審核委員會

吾等乃根據 貴公司審核委員會之指示檢閱載於第1頁至8頁之中期財務報告。

董事、審核委員會及核數師各自之責任

根據香港聯合交易所有限公司證券上市規則(「上市規則」)之規定，編製中期財務報告時必須遵守香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及有關規定。

編製中期財務報告乃董事之責任，並已由彼等批准通過。

上市規則規定，審核委員會須檢閱中期財務報告。

吾等之責任是根據吾等檢閱工作的結果，就中期財務報告向審核委員會提供意見，以協助審核委員會履行上市規則有關中期財務報告之責任。

已執行的檢閱工作

吾等乃根據香港會計師公會頒佈之核數準則第700號「檢閱中期財務報告之委聘」進行檢閱工作。檢閱範圍主要包括向 貴公司管理層查詢、對中期財務報告作出分析，並根據分析結果評估有否貫徹採用會計政策及呈報方式(已另行披露者除外)。檢閱並不包括抽查監控程序及查核資產、負債與交易等審核程序。檢閱範圍遠較審核範圍為小，故只能提供較審核工作為低的確定程度。因此，吾等並無對中期財務報告發表審核意見。

檢閱結論

吾等作出之檢閱並不屬於審核，而基於吾等之檢閱，吾等認為截至二零零六年六月三十日止六個月之中期財務報告毋須作出重大調整。

摩斯倫・馬賽會計師事務所
特許會計師
執業會計師

香港，二零零六年九月十四日

於回顧期內，本集團之經營表現持續造好，營業額及盈利均錄得強勁增長。本集團之營業額達330,700,000港元，較去年同期上升71.9%，主要是由於ZONE於美國之電訊業務之收入貢獻顯著上升所致。整體而言，本集團錄得純利新高為數22,800,000港元，較二零零五年同期逾倍增長。於本集團進一步拓展其ZONE業務之同時，其資產負債狀況維持穩健。

ZONE美國之營業額
截至六月三十日止六個月
(百萬港元)


300.0
200.0
100.0
0
135.2
138.2
276.2
2004
2005
2006

ZONE於美國業務(「ZONE美國」)之營業額由二零零五年同期之138,200,000港元倍增至276,200,000港元，期內之經營溢利為15,500,000港元，較去年同期之10,000,000港元增加55.3%，主要是受惠於ZONE美國新開展之批發業務。ZONE美國現有業務之整體增長進一步帶動其業務表現增長。有關於美國提供長途電訊服務之資產收購(「WRLD Alliance交易」)(於二零零六年三月獲本公司股東通過)已經完成，且該等資產與ZONE美國現有業務之整合進展順利。提供有關網際規約服務之業務，尤其是網際規約通訊方面繼續錄得增長。

ZONE亞洲*之營業額
截至六月三十日止六個月
(百萬港元)


75.0
50.0
25.0
0
66.0
53.9
49.6
2004
2005
2006

** ZONE香港及ZONE新加坡*

期內，ZONE香港及ZONE新加坡(統稱為「ZONE亞洲」)之營業額合共為49,600,000港元，而二零零五年同期則為53,900,000港元。期內，ZONE亞洲之經營溢利為13,400,000港元，較去年同期之9,600,000港元增加39.1%。儘管營業額輕微下滑，但由於毛利率進一步改善及不斷努力提高經營效益，故經營溢利錄得增長。

ZONE亞洲繼續致力擴大其現有地域覆蓋範圍：首先利用ZONE之網際規約語音(「VoIP」)技術平台將其服務拓展至其現有區域以外地區；其次透過其於深圳之技術夥伴在中國設立據點。ZONE亞洲已就其「ZoiPPE」品牌(*www.zoippe.com*)多功能點對點(P2P)「softphone」電話軟件進行公開測試，該軟件可使用戶與其他ZoiPPE用戶及全球各地其他人士以發送即時訊息、語音電話及短訊方式通訊。在中國，ZONE亞洲已開始提供業務流程及專門管理知識，以協助其夥伴擴展其現有業務。

於二零零六年三月，ZONE香港獲香港電訊管理局(「電訊管理局」)頒發服務營辦商(服務營辦商)牌照，並與一家固網營辦商達成原則性協議，將轉駁及互連ZONE香港所獲分配之香港本地電話號碼。然而，由於部份固網及流動網絡營辦商尚未同意開通接入該等電話號碼組，ZONE至今仍無法使用電訊管理局所分配之香港本地電話號碼來提供VoIP服務。ZONE將繼續與其轉駁網絡供應商及監管機構合作以解決該問題。

在新加坡，由於ZONE將重點放在品質、服務、具競爭力之價格及價值上，已取得成效，致使其於回顧期內之收入穩步增長及經營業績不斷改善。該策略對ZONE擁有龐大之忠誠公司客戶層作出貢獻，其中涵蓋跨國企業、本地上市公司及政府相關機構等。憑藉其強大品牌及穩固之客戶層，ZONE計劃引進有利於其現有服務及產生更高每客戶收益之嶄新語音及數據服務。

展望未來至下半年，本集團將繼續著重擴展其ZONE電訊業務。實現此目標之主要策略包括(i)維持持續整體增長及尋求有助提高其於美國及亞洲之市場地位之收購目標；(ii)在市場(尤其於亞洲地區)推出其VoIP服務；及(iii)透過與其現有夥伴合作以及尋求新商機，拓展其於中國之據點。

業績

於回顧期內，本集團之營業額錄得顯著升幅達330,700,000港元，較二零零五年同期之192,400,000港元增長71.9%。

本期間之毛利增長34.1%至95,800,000港元，而去年同期則為71,400,000港元。

本集團於回顧期內之EBITDA由去年同期之13,600,000港元增長108.1%至28,300,000港元。

期內之經營溢利為25,600,000港元，較於二零零五年首六個月之11,200,000港元增長128.5%。

本公司股權持有人應佔綜合純利由去年同期之11,200,000港元增長103.8%至22,800,000港元。

中期股息

董事會不建議就截至二零零六年六月三十日止六個月派發中期股息（二零零五年六月三十日：無）。

資產

於二零零六年六月三十日，本集團之資產淨值為113,800,000港元（二零零五年十二月三十一日：91,100,000港元）。

流動資金及融資

於二零零六年六月三十日，現金及銀行結餘（不包括已抵押存款）為78,200,000港元（二零零五年十二月三十一日：58,700,000港元）。於二零零六年六月三十日，本集團抵押為數2,000,000港元（二零零五年十二月三十一日：2,500,000港元）之存款予銀行，作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

於二零零六年六月三十日，本集團之銀行借款為44,800,000港元（二零零五年十二月三十一日：無），即就WRLD Alliance交易借予本公司一間附屬公司之銀行貸款。本集團之銀行借款乃以美元為單位按固定息率，並以（其中包括）該附屬公司之應收貿易款項作抵押擔保。

於二零零六年六月三十日，本集團之設備租賃融資負債為700,000港元（二零零五年十二月三十一日：800,000港元）。

本集團之負債資產比率（按借款總額佔資產淨值之百分比計算）為40.0%（二零零五年十二月三十一日：0.9%）。此增加乃主要因上述銀行借款所致。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兑美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於來自新加坡業務之現金流入不斷增加，故此本集團將密切監察新加坡元與美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

或然負債及承擔

於二零零六年六月三十日，並無重大或然負債及承擔。

除上述者外，就董事所知，本公司二零零五年年報內所披露之資料並無任何重大變動。

董事之證券權益

於二零零六年六月三十日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括按上述證券及期貨條例條文被當作或視作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於本公司存置之登記冊或根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉(如有)如下：

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	105,000,200 *(附註1)*	22.3%
Kuldeep Saran	個人	341,200	0.1%
	由受控制法團持有	71,860,147 *(附註2)*	15.3%
許博志	個人	3,249,914	0.7%
	由受控制法團持有	67,962,428 *(附註3)*	14.4%
林祥貴	個人	1,020,000	0.2%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股0.01港元之普通股。*

附註：

1. 5,000,000股股份由Siemens Enterprises Limited實益擁有，100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。
2. 71,860,147股股份由Kuldeep Saran先生控制之Future (Holdings) Limited實益擁有。
3. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益指本公司股份之好倉，而於二零零六年六月三十日，董事概無持有任何相關股份。

除上文所披露者外，於二零零六年六月三十日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券概無擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括按上述證券及期貨條例條文被視作或當作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於該條所述登記冊或根據標準守則須知會本公司及聯交所之任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦無於期內行使任何該等權利。

主要股東

於二零零六年六月三十日，根據由本公司按證券及期貨條例第336條存置之登記冊及就本公司董事或主要行政人員所知，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益及淡倉(如有)，或直接或間接擁有可在任何情況下在本公司之股東大會擁有投票權之任何類別股本面值10%或以上權益：

股東名稱	所持股份數目	持股概約百分比
Goldstone Trading Limited	100,000,200*	21.2%
Future (Holdings) Limited	71,860,147*	15.3%
Great Wall Holdings Limited	67,962,428*	14.4%

* *本文所披露之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生(透過Goldstone Trading Limited持有)、Kuldeep Saran先生(透過Future (Holdings) Limited持有)及許博志先生(透過Great Wall Holdings Limited持有)之公司權益相同。*

上文披露之所有權益指本公司股份之好倉。

除上文所披露者外，於二零零六年六月三十日，根據本公司按證券及期貨條例第336條存置之登記冊及就本公司董事及主要行政人員所知，概無任何其他人士(不包括本公司董事或主要行政人員)於本公司之股份、相關股份或債券中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之任何權益或淡倉，亦無任何人士直接或間接擁有可在任何情況下在本公司之股東大會上擁有投票權之任何類別股本面值10%或以上權益。

購股權計劃

本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃(「舊購股權計劃」)，本公司董事可按該計劃規定之條款及條件，酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。舊購股權計劃已於二零零二年六月二十八日舉行之股東特別大會上終止，惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日，本公司採納一項新購股權計劃(「新購股權計劃」)。根據新購股權計劃，本公司董事可按該計劃規定之條款及條件，酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

附屬公司

於二零零二年六月二十八日，本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序，各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此，各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及／或(ii)全權信託對象包括任何上述人士之任何全權信託。自採納附屬公司計劃規則及程序以來，概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

期內，本公司之董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下之合資格僱員以外之其他參與者概無持有任何購股權。

自二零零五年十二月三十一日以來，購股權並無任何變動。於二零零六年六月三十日，已授出但尚未行使之購股權詳情如下：

授出日期	行使期間	行使價 *港元*	購股權數目 於二零零五年 一月一日	年內失效	於二零零五年 十二月三十一日	期內失效	於二零零六年 六月三十日
一九九九年十月二十五日	二零零零年十月二十五日至 二零零九年十月二十四日	1.40	15,000	—	15,000	—	15,000
一九九九年十一月十六日	二零零零年十一月十六日至 二零零九年十月二十四日	1.60	7,500	—	7,500	—	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至 二零零九年十月二十四日	2.00	370,000	(335,000)	35,000	—	35,000
二零零零年四月二十八日	二零零一年四月二十八日至 二零零九年十月二十四日	3.30	147,500	(107,500)	40,000	—	40,000
二零零零年八月九日	二零零一年八月九日至 二零零九年十月二十四日	2.30	30,000	—	30,000	—	30,000
二零零零年十月二十五日	二零零一年十月二十五日至 二零零九年十月二十四日	1.20	20,000	—	20,000	—	20,000
合計			590,000	(442,500)	147,500	—	147,500

企業管治

本公司致力保持高水平之企業管治。就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零六年六月三十日止六個月任何時間未有或未曾遵守上市規則附錄十四所載之企業管治常規守則。

董事進行證券交易之標準守則

本公司已採納標準守則作為本身之證券守則。全體董事經本公司作出具體查詢後確認，於截至二零零六年六月三十日止六個月期間已全面遵守標準守則所載之規定。

審核委員會

審核委員會已與本公司管理層及核數師檢閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括檢閱本公司截至二零零六年六月三十日止六個月之未經審核綜合財務報表)進行討論。

買賣或贖回本公司上市證券

期內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

僱員薪酬政策

於二零零六年六月三十日，本集團於香港及海外共有144名僱員(二零零五年十二月三十一日：136名)。於截至二零零六年六月三十日止六個月，本集團之總員工成本為23,600,000港元(二零零五年六月三十日：23,600,000港元)。

本集團之薪酬政策與本集團經營所在地之市場慣例相符，並按個別僱員之表現及經驗制訂。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

致謝

董事會謹此對客戶、股東、業務夥伴及專業顧問之支持，以及全體僱員之努力不懈及為本集團作出之貢獻，致以衷心感謝。

承董事會命
公司秘書
劉偉明

二零零六年九月十四日

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED

2006 OCT -5 A 11:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY FACSIMILE (2248 6904) AND BY HAND

29 September 2006

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Mr. Sammy Chau / Mr. Terence Tam / Mr. Chan Pak Hung

Dear Sirs

e-Kong Group Limited (the "Company")
- Change of Principal Place of Business

Kindly be advised that the principal place of business of the Company in Hong Kong will be changed to **3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong** with effect from 1 October 2006.

We enclose for your perusal a copy announcement on change of principal place of business which is published in today's newspapers. A softcopy of the said announcement has been submitted to the Exchange for posting the same on its website. Seven copies of the said announcement are also being delivered to the Exchange under separate cover in compliance with the Listing Rules.

Thank you for your kind attention. Should you require any further information, please feel free to contact the undersigned on 3101 3042.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encls.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that, as advised by the property management company of The Landmark, the street address of The Landmark (including Gloucester Tower), the building in which the principal place of business of the Company locates, will be changed to 15 Queen's Road Central. In view of such change, the principal place of business of the Company in Hong Kong will become "3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong" with effect from 1 October 2006. The physical location and telephone and facsimile numbers of the Company remain unchanged.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 28 September 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

The Standard Friday, 29th September 2006

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code: 524)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that, as advised by the property management company of The Landmark, the street address of The Landmark (including Gloucester Tower), the building in which the principal place of business of the Company locates, will be changed to 15 Queen's Road Central. In view of such change, the principal place of business of the Company in Hong Kong will become "3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong" with effect from 1 October 2006. The physical location and telephone and facsimile numbers of the Company remain unchanged.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 28 September 2006

As at the date of this announcement, the Board of the Company comprises Executive Directors Richard John Siemens, Kuldeep Saran and Lim Shyang Guey; Non-executive Director William Bruce Hicks and Independent Non-executive Directors Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

29	9	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	205	120,000	HKD	0.740	0.716		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,500,200	22.40
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	105,620,200	22.43
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	5,620,000	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

3	10	2006
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

CR

Companies Registry
公司註冊處

Form 表格 F2

RECEIVED
2006 OCT -5 A 11: 3
FFICE OF INTERNATIONAL CORPORATE FINANCE

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

BERMUDA

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

3705 GLOUCESTER TOWER, THE LANDMARK, 15 QUEEN'S ROAD CENTRAL, HONG KONG

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名 :

(Name 姓名) : (LAU WAI MING RAYMOND)

~~Director /~~ Secretary ~~/ Manager /~~
~~Authorized Representative~~ *
~~董事~~／秘書／~~經理／授權代表~~ *

Date 日期 : ~ 3 OCT 2006

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

For O
請勿均

Your Receipt
Companies Registry
H.K.

03/10/2006 12:53:01

Submission No.:	226043555/1
CR NO.:	F0006726
Sh. Form.:	F2

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
262260062982	Chq	$20.00
Total Paid		$20.00

Specification No. 1/97
指明編號第 1/97 號

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) *the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and*

(ii) *any change in that place.*

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

e-Kong Group Limited

Companies Registry No.

F6726

RECEIVED 2006 OCT -5 A 11: OFFICE OF INFORMATION CORPORATE FINANCE

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

3705 Gloucester Tower,
The Landmark,
15 Queen's Road Central, Hong Kong

Authorized Signatory

收件日期 RECEIVED 03-10-2006 文件收發

- 3 OCT 2006

Dated

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and
(ii) any change in that place.

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation: e-Kong Group Limited

Companies Registry No.: F6726

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

3705 Gloucester Tower,
The Landmark,
15 Queen's Road Central, Hong Kong

Authorized Signatory

3 OCT 2006

Dated